News Release	No. 190-2010 September 30, 2010

Platinum Group Metals Update

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE AMEX) (“Platinum Group”) announces an updated resource estimate for Project 3 of the Western Bushveld Joint Venture.  The new resource calculation estimates 1.938 million 4E ounces (platinum, palladium, rhodium and gold) in the indicated category and 21,000 4E ounces in the inferred category.  Earlier resource calculations (see press release dated April 25, 2008) estimated a project total of 1.9 million inferred 4E ounces.  Details of the new resource estimate are provided in the tables below:

Reef	Resource Category	Tonnes (million)	Grade (4E) (g/t)	Width (meters)	Prill Split (4E)				WBJV Ozs (millions)	PTM Interest	PTM Ozs (millions)
					PT	Pd	Rh	Au

MR	Indicated	5.157	6.03	1.14	64%	27%	4%	5%	0.999	74%	0.739
UG2	Indicated	5.947	4.91	1.16	62%	28%	9%	1%	0.939	74%	0.695
MR	Inferred	0.443	1.47	1.14	64%	27%	4%	5%	0.021	74%	0.016

Prill Splits	Pt	Pt (g/t)	Pd	Pd (g/t)	Rh	Rh (g/t)	Au	Au (g/t)
Project 3 MR	64%	4.01	27%	1.69	4%	0.25	5%	0.31
Project 3 UG2 CL	62%	3.42	28%	1.54	9%	0.50	1%	0.06

Qualified Person, Quality Assurance and Control and Data Verification

Charles Muller of Minxcon is the Qualified Person (“QP”) for this report. He is registered with the South African Council for Natural Scientific Professions (“SACNASP”) (Registration No. 400201/04). Mr. Muller is an independent consultant with 18 years experience as a geologist, and resource evaluator. Samples were analyzed under Platinum Group’s and Anglo Platinum’s protocols previously published for the project including insertion of blanks, duplicates and certified reference materials in the assay stream once in every 24 or fewer samples. This is in addition to internal quality control measures undertaken by the contracted analytical facilities. Mr. Muller has visited the property on numerous occasions and has completed sufficient testing procedure to be satisfied that he has reasonably verified the data. A report will be filed on SEDAR within the time required. The QP has reviewed and approved of this release.

The reader is referred to the Company’s filings with the SEC and Canadian Securities Regulators for disclosure regarding other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements. Mineral Resources do not have demonstrated economic viability.

Other Information

The Company announces that 3,308,400 common share purchase warrants have been exercised at a price of $1.75 each for proceeds to the Company of $5,789,700.  These warrants have been exercised in advance of their December 16, 2010 expiry date by three shareholders.

About Platinum Group Metals Ltd.

Platinum Group is based in Vancouver BC, Canada and Johannesburg, South Africa. Platinum Group has a management team in both Canada and South Africa, which have successful track records of more than 20 years each in exploration, mine discovery, mine construction and mine operations. Platinum Group holds mineral rights in both Canada and South Africa and in addition to the WBJV Project 1 Platinum mine with a completed feasibility study, the Company has two active exploration joint ventures with JOGMEC, the Japanese state company. The Company was formed in 2000 and is focused on the development of platinum operations.

On behalf of the Board of

Platinum Group Metals Ltd.

“R. Michael Jones”

For further information contact:

R. Michael Jones, President

or Kris Begic, Corporate Development

Platinum Group Metals Ltd., Vancouver

Tel: (604) 899-5450 / Toll Free: (866) 899-5450

The Toronto Stock Exchange and the New York Stock Exchange - AMEX have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the timing, size and use of proceeds of the proposed private placement and the potential to increase the Company’s interest in certain of its projects. In addition, the results of the feasibility study may constitute forward-looking statements to the extent that they reflect estimates of mineralization, capital and operating expenses, metal prices and other factors. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in market conditions, the nature, quality and quantity of any mineral deposits that may be located, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies and other risk factors described in he Company’s Form 40-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.